Exhibit 99.1

Yandex announces favorable decision of Nasdaq Listing Hearings Panel

Amsterdam, June 8, 2023 – As previously disclosed, on March 15, 2023, Yandex N.V. (“Yandex”) received a written notice (the “Notice”) from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Staff had determined that the Company’s Class A ordinary shares would be delisted from The Nasdaq Stock Market. On April 27, 2023, a hearing was held before the Nasdaq Hearings Panel in connection with Yandex’s appeal of the Staff’s determination.

On June 6, 2023, Yandex received notification of the Hearings Panel’s decision to grant the request of Yandex to continue its listing on Nasdaq, subject to certain conditions related to the timing and implementation of Yandex’s proposed corporate restructuring, including the divestment of ownership and control of a number of our core businesses, including all Russia-based businesses, by the end of 2023.

The trading halt on Nasdaq that was implemented on February 28, 2022, remains in effect. The trading of Yandex N.V.’s Class A shares on the Moscow Exchange is unaffected and continues as usual.

As announced on May 25, 2023, Yandex’s Board of Directors is progressing on its plans for the corporate restructuring, and have received proposals from a number of potential investors for the acquisition of an economic interest in our core businesses, including all Russia-based businesses.

The Company’s goal is to bring a restructuring proposal to shareholders for approval later this year. After the Company enters the binding agreement with respect to the divestment, it will publish a shareholder circular and the proposed restructuring will then be subject to shareholder approval (including separate approval of Class A shareholders).

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets.

More information on Yandex can be found at https://ir.yandex/

Contacts:

Investor Relations

Yulia Gerasimova

E-mail: askIR@yandex-team.ru

Press Office

Daria Gerasimova

E-mail: pr@yandex-team.com